03032388

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

AGENIX

82-34639

SEC#~~82-5258~~

SEC MAIL PROCESSING RECEIVED SEP 30 2003 WASH, D.C. SECTION

9 September 2003

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 9 September 2003.

We are providing a copy of these announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

dlw 10/1

AGENIX

Company Announcement

AGENIX LIMITED ANNUAL RESULTS

Tuesday 9 September 2003

Brisbane-based biotechnology company Agenix Limited [ASX:AGX, NASDAQ: AGXLY] today announced that the previous year has been one of significant progress in the transformation of the company.

The board and management of Agenix set the company some very aggressive goals this year:

- Maximise revenue, profitability and cash flow
- Progress ThromboView® through Phase I clinical trials
- Transform Milton into a profitable business
- Develop a new Animal Health US product distribution pathway
- Strengthen AGEN management team

The company has achieved all of these milestones this year and is extremely proud of its accomplishments.

Financially the company achieved results broadly in line with its estimates and previous forecasts with a stronger cash position. Taking into consideration the termination of the Synbiotics distribution agreement, Agenix would have achieved record revenues and earnings this year.

In summary, the results were:

	2003	2002
	$'000	**$'000**
Revenue		
Sales and royalties	36,008	40,422
Grants and other non-operating revenue	2,089	329
	38,097	40,751
Underlying EBITDAR	7,989	9,015
Less: Investment write-offs and one-off charges	(2,402)	(1,480)
Statutory EBITDAR	5,587	7,535
Less: R&D expensed - ThromboView®	(4,789)	-
START grant re ThromboView®	1,144	-
R&D expensed - other	(885)	(1,290)
Depreciation and amortisation	(2,047)	(2,001)
EBIT	(990)	4,244
Net Profit/(Loss) After Tax	(811)	161
Net Cash Increase During Year	1,976	4,219
Cash less Bank Loans	6,455	3,759

Agenix Managing Director Don Home said most notable figure of the result was EBITDAR (pre R & D costs) of $7.989 million, marginally lower than last year's figure, but strong nevertheless.

"This figure shows that Agenix has remained successful at running its human and animal diagnostic business alongside its Milton infant hygiene products business, as well as conduct world-class research into our high-technology blood clot-imaging project ThromboView®," said Mr Home.

Agenix's revenue and profit were affected by the termination of the company's agreement with Synbiotics. As a result of that dispute revenue was reduced and profit lowered by $1 million as previously forecast.

"We are very confident, that with the new Vedco agreement, we can recover that position this year and provide the basis for us to exceed that performance in subsequent years," said Mr Home.

Agenix spent $4.8 million during the year on further development of ThromboView®, which successfully completed a phase 1a blood clot trial in mid-June. Since year end ThromboView® has successfully detected a Deep Vein Thrombosis (blood clot in the leg) of a patient as part of a Phase 1b clinical trial.

The results that we have achieved in our clinical trials to date have been truly outstanding," said Mr Home. "Our Scientific Advisory Board believes that we are on the correct pathway towards registering ThromboView® as a commercial product in the USA. We remain confident that ThromboView® could revolutionise the US $3 billion global clot diagnostic imaging market."

The year included several one-off write downs, including the company's investments in Phytoprotein and Synbiotics. The company has also written off the total cost of the Pan Pharmaceuticals recall of a Milton product.

"We have written off several one-off restructuring costs and redundancy packages, which means that we are entering the 2003 -2004 year with a totally clean balance sheet," said Mr Home. "Importantly, we have strengthened our board and improved our internal structuring at AGEN. The latter means that we are moving ahead with three distinct business units – Human Health, Animal Health and Molecular Diagnostic Imaging."

2002 - 2003 Highlights:

Animal Health

- Terminated Synbiotics distributorship in the USA
- Appointed Vedco distributorship in the USA (September 2003)
- Improved local distribution with appointment of Colorado-based Heska Corporation. AGEN Biomedical will distribute three of Heska's significant new point-of-care diagnostic products to veterinarians in Australia and New Zealand

Human Health

- Signed two key license and technology transfer agreements with Abbott Laboratories (Chicago, USA), leading global supplier of diagnostics technologies and products

ThromboView®

- Successfully completed phase 1a trial
- Commenced phase 1b trial. Successful imaging of deep vein thrombosis in leg
- Professor Paul Eisenberg, chairman of external Molecular Diagnostic Imaging Scientific Advisory Board, recognises continued success of trials

Milton Pharmaceuticals:

- Continued good trading, with revenue up significantly
- Profitability achieved from loss last year

New Appointments

Gregg Mastroianni, Vice President Human Health. *Bsc.* As the Vice President of the Human Health business unit, Gregg has responsibility to drive sales and profitability from the gold standard d-dimer AGEN product range. Gregg has 32 years international experience, 28 of those with Johnson & Johnson in a variety of sales, marketing and business development roles in both the US and Japan. He has also spent four years in Greece managing a major distributor of diagnostic products in Europe, Middle East and Africa.

Sue Parry-Jones, Vice President Molecular Diagnostic Imaging *BPharm MMktg FACPP* Sue has responsibility for the overall management of the ThromboView®project, and has nearly 20 years experience in the biotechnology/pharmaceuticals industry. During her previous employment positions with Amgen, Schering-Plough Biotech division and Bristol-Myers Squibb Pharmaceuticals, Sue gained substantial experience in strategic planning, product development and commercialisation, business development and team leadership.

Dr Paul MacLeman, Vice President Animal Health *MBA, BVSc, Grad Cert Eng.* Paul has overall responsibility for the growth and development of AGEN's Animal Health business. AGEN Animal Health is a global business reaching millions of veterinarians, laboratories and pet owners worldwide. Paul has experience in business development, research management, technology commercialisation, staff development and sales and marketing. This has been gained over a career spanning veterinary practice, the pharmaceutical/biotechnology and investment banking sectors.

Neil Leggett, Company Secretary and Chief Financial Officer *B.Comm., MBA, CA, FCIS, AFAIM, FTIA.* Neil has had 16 years experience in chartered accountancy followed by 12 years experience in a variety of senior commercial positions including Chief Financial Officer and Company Secretary roles with Orrcon Limited, A.Goninan & Sons Limited and Grow Force Australia Ltd.

Steve Morrison, Vice President Operations, AGEN Biomedical Limited *BSc (Hons) MBA.* Steve has 17 years experience in the pharmaceutical industry working in operational management roles such as Operations Manager, as well Head of Quality at Australian pharmaceutical manufacturing plants for Faulding and Mayne.

For more information contact:

Mr Don Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300
www.agenix.net

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia, and is part of the Standard & Poor's/ASX 300 index. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

Rule 4.3A

Appendix 4E

~~Half yearly~~/preliminary final report
Period ending on or after 30 June 2003

Introduced 1/1/2003. Origin: Appendix 4B

Name of entity

Agenix Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	~~Half year~~/financial year ended ('current period')
58 009 213 754		✓	30 June 2003 Corresponding previous period: Financial year ended 30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	~~up~~/down	6.5%	to	38,097
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	~~up~~/down	603.7%	to	(811)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~ /down	603.7%	to	(811)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	-¢	-¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	-¢	-¢

+ See chapter 19 for defined terms.

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (*see item 15.2*)	-

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

(a)Revenues from ordinary activities declined principally due to the previously announced termination of AGEN Biomedical's distribution agreement with Synbiotics in the USA in relation to animal health diagnostic kit sales. Revenue form our pharmaceuticals business was up 3.9% on the previous year.

(b)The loss after tax of ($811,000) was in line with the previously announced forecasts and was affected by the following material / significant items

• Redundancies	$ 403,000
• Product recall costs associated with the suspension of Pan Pharmaceutical's license to manufacture	$ 782,000
• Write down of investments and loans	$1,217,000
	$2,402,000

The loss was also attributable to the reduction in revenue for AGEN Biomedical referred to above.

(c) The company will not be paying a dividend in relation to the current period nor did it pay a dividend in the previous period.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	38,097	40,751
1.2	Expenses from ordinary activities	(38,623)	(36,269)
1.3	Borrowing costs	(285)	(328)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(811)**	**4,154**
1.6	Income tax on ordinary activities	-	(3,993)
1.7	**Profit (loss) from ordinary activities after tax**	**(811)**	**161**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(811)**	**161**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(811)**	**161**

+ See chapter 19 for defined terms.

Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**(811)**	**161**

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS (cents per share)	(0.53)	0.10c
1.19	Diluted EPS (cents per share)	(0.53)	0.10c

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(811)	161
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(811)**	**161**

Revenue and expenses from ordinary activities

(see note 15)

	Current period - $A'000	Previous corresponding period - $A'000
1. REVENUE FROM ORDINARY ACTIVITIES		
Revenue from operating activities		
Revenue from the sale of goods	33,604	37,490
Revenue from royalties and licenses	2,404	2,932
Total revenues from operating activities	36,008	40,422
Revenue from non-operating activities		
Profit on disposal of subsidiary	-	10
Profit on disposal of non-current assets	24	-
Interest from controlled entity	-	-
Interest from other corporations	464	238
Grants and development funding	1,144	55
Management fee - controlled entities	-	-
Realised foreign exchange gains	235	-
Unrealised foreign exchange gains	144	-
Rental income	59	-
Other revenue	19	26
Total revenues from non-operating activities	2,089	329
Total revenues from ordinary activities	38,097	40,751
2. EXPENSES AND LOSSES /(GAINS)		
Cost of sales	19,299	19,269
Distribution costs	1,171	1,504
Marketing costs	4,903	5,998

+ See chapter 19 for defined terms.

Occupancy and administration expenses	4,763	5,179
Research and development expenses	5,674	1,345
Other expenses for ordinary activities	2,813	2,981
Total expenses from ordinary activities	38,623	36,269
Borrowings costs		
Commercial loan	231	228
Finance lease	54	100
Total borrowing costs	285	328
Depreciation of non-current assets		
Buildings	101	100
Plant and equipment	759	654
Leased plant and equipment	199	214
Total depreciation	1,059	968
Amortisation of non-current assets		
Leasehold improvements	352	433
Goodwill on consolidation	28	28
Patents and trademarks	608	572
Total amortisation	*988*	*1,033*
Foreign currency translation losses	-	154
Bad and doubtful debts – trade debtors	-	15
Operating lease rental – minimum lease payments	257	244
Write down of inventories to net realisable value	327	972

(a) LOSSES/(GAINS)

Loss/(gain) on disposal of non-current assets	(24)	20

(b) MATERIAL/SIGNIFICANT ITEMS

The following significant expense items are relevant in explaining the financial performance of the entity, and have been included in Other expenses in the statement of financial performance

Closure of office in Perth	-	90
Corporate restructure - redundancies	403	-
Costs associated with ADR facility	-	481
Write-down listed investments to market value	503	422

+ See chapter 19 for defined terms.

Write-off unlisted investments	548	-
Write down loans to realisable value	166	-
Write-off B-230 Project costs deferred in prior year	-	487
	1,620	1,480

The following significant expense items are relevant in explaining the financial performance of the entity, and have been included in Cost of sales in the statement of financial perfomance

recall of products manufactured by PanPharmaceuticals	*782*	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(1,819)	(1,980)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(811)	161
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(2,630)**	**(1,819)**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	28	-	-	28

+ See chapter 19 for defined terms.

2.2	Amortisation of other intangibles	608	-	-	608
2.3	**Total amortisation of intangibles**	636	-	-	636
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(21)	1,660
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(790)	(1,499)

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	9,475	7,499	8,748
4.2	Receivables	5,960	6,061	4,836
4.3	Investments	-	-	-
4.4	Inventories	6,019	6,125	6,031
4.5	Tax assets	250	299	243
4.6	Other – Forward exchange receivable	72	-	1,842
	Other – Prepayments and other	396	419	896
4.7	**Total current assets**	**22,172**	**20,403**	**22,596**
	Non-current assets			
4.8	Receivables	-	211	270
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	218	1,327	850
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	7,665	8,193	7,987
4.15	Intangibles (net)	10,149	10,727	10,465
4.16	Tax assets	2,719	2,262	2,262
4.17	Other – Deferred R&D	2,490	2,490	2,490
	Other – Other	368	-	-
4.18	**Total non-current assets**	**23,609**	**25,210**	**24,324**
4.19	**Total assets**	**45,781**	**45,613**	**46,920**

+ See chapter 19 for defined terms.

	Current liabilities			
4.20	Payables	6,043	4,377	4,406
4.21	Interest bearing liabilities	952	954	912
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	548	541	546
4.24	Other – Deferred gain	72	-	1,762
	Other – Other	-	50	129
4.25	**Total current liabilities**	**7,615**	**5,922**	**7,755**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	2,551	3,464	3,032
4.28	Tax liabilities	1,087	920	918
4.29	Provisions exc. tax liabilities	554	600	525
4.30	Other (provide details if material)	6	11	15
4.31	**Total non-current liabilities**	**4,198**	**4,995**	**4,490**
4.32	**Total liabilities**	**11,813**	**10,917**	**12,245**
4.33	**Net assets**	**33,968**	**34,696**	**34,675**

Condensed consolidated statement of financial position continued

	Equity			
4.34	Capital/contributed equity	36,598	36,515	36,515
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	(2,630)	(1,819)	(1,840)
4.37	**Equity attributable to members of the parent entity**	**33,968**	**34,696**	**34,675**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**33,968**	**34,696**	**34,675**

4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A

+ See chapter 19 for defined terms.

5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	N/A	N/A

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**N/A**

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	41,175	43,397
7.2	Payments to suppliers and employees	(34,082)	(35,667)
7.5	Interest and other items of similar nature received	438	228
7.6	Interest and other costs of finance paid	(256)	(391)
7.7	Net income taxes received/(paid)	(350)	168
7.8	Other – Payments relating to the ThromboView Project	(4,146)	-
	- Start Grant	1,183	-
7.9	**Net operating cash flows**	**3,962**	**7,735**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(949)	(944)
	Purchase of other non-current assets	(246)	-
7.11	Proceeds from sale of property, plant and equipment	87	230
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	58	76
7.14	Loans to other entities	(52)	(211)
7.15	Loans repaid by other entities	-	-
7.16	Other – deferred research & development	-	(2,054)
	Other – Japanese Witness licence		(451)
7.17	**Net investing cash flows**	**(1,102)**	**(3,354)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	83	-
7.19	Proceeds from borrowings	-	4,280
7.20	Repayment of borrowings	(967)	(4,442)
7.21	Dividends paid	-	-
7.22	Other	-	-
7.23	**Net financing cash flows**	**(884)**	**(162)**
7.24	**Net increase (decrease) in cash held**	1,976	4,219
7.25	Cash at beginning of period *(see Reconciliation of cash)*	7,499	3,280
7.26	Exchange rate adjustments to item 7.25.		-

+ See chapter 19 for defined terms.

7.27	**Cash at end of period** *(see Reconciliation of cash)*	9,475	7,499

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

-

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	1,502	2,248
8.2	Deposits at call	7,973	5,251
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	9,475	7,499

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	(2.13%)	10.2%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	(2.39%)	0.5%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Earnings used in calculating basic and diluted earnings per share	($811,000)
Weighted average number of ordinary shares used in calculating Basic earnings per share	154,202,166
Diluted earnings per share	154,202,166
Effect of dilutive securities not taken into account as company made a net loss:	
Share options	4,603,565

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security (cents)	15.4c	15.6c

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

-

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	-
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$-
13.3	Date from which such profit has been calculated	-
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$-

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	-
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$-
14.3	Date to which the profit (loss) in item 14.2 has been calculated	-
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$-
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$-

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	-
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	-
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	-

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	-¢	-¢	-¢
15.5	Previous year	-¢	-¢	-¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	-¢	-¢	-¢
15.7	Previous year	-¢	-¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	-¢	-¢
15.9 Preference +securities	-¢	-¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period $A'000	Previous corresponding period - $A'000
15.10 +Ordinary securities *(each class separately)*	-	-
15.11 Preference +securities *(each class separately)*	-	-
15.12 Other equity instruments *(each class separately)*	-	-
15.13 Total	-	-

The +dividend or distribution plans shown below are in operation.

-

The last date(s) for receipt of election notices for the +dividend or distribution plans: -

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

-

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.2 Total				
17.3 Other material interests				
PhytoProtein Biotech Pte Ltd	27.85%	27.85%	-	-
17.4 Total	27.85%	27.85%	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	154,432,440	154,432,440	-	-
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	250,000	250,000	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	Unlisted Options	250,000	-	$0.40	24/11/04
	Employee Option Plan	3,272,900	-	$0.33	19/07/07
	Employee Option Plan	75,000	-	$0.44	19/07/07
	Employee Option Plan	2,726,875	-	$0.34	25/07/08
18.8	Issued during current period Employee Option Plan	2,749,375	2,749,375	$0.34	25/07/08
18.9	Exercised during current period Employee Option Plan	250,000	250,000	$0.33c	25/07/08
18.10	Expired during current period Employee Option Plan	583,100	9,583,100	$0.33	19/07/07
	Employee Option Plan	22,500	22,500	$0.34	25/07/08

+ See chapter 19 for defined terms.

18.11	**Debentures** *(description)*	-	-
18.12	Changes during current period (a) Increases through issues	-	-
	(b) Decreases through securities matured, converted	-	-
18.13	**Unsecured notes** *(description)*	-	-
18.14	Changes during current period		
	(a) Increases through issues	-	-
	(b) Decreases through securities matured, converted	-	-

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.*

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

(a)Revenues from ordinary activities declined principally due to the previously announced termination of the distribution agreement with Synbiotics in the USA.

(b)The loss after tax of ($811,000) was in line with the previously announced forecasts and was affected by the following material / significant items

• Redundancies	$ 403,000
• Product recall costs associated with the suspension of Pan Pharmaceutical's license to manufacture	$ 782,000
• Write down of investments and loans	$1,217,000
	$2,402,000

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

-

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

-

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting.* Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

-

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

-

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

-

19.8 Income tax reconciliation

-

+ See chapter 19 for defined terms.

20. SEGMENT INFORMATION – PRIMARY SEGMENT

The industry segments below derive revenue from the following products and operations:

(i) Medical diagnostics
Development, manufacture and sale of human and veterinary diagnostic tests.

(ii) Pharmaceuticals
Manufacture and sale of pharmaceutical products.

(iii) Molecular Biology
Manufacture and sale of biomedical products.

Business segments	Medical Diagnostics		Pharmaceuticals		Molecular Biology		Elimination		Consolidated	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000
REVENUE										
Segment revenue	19,489	23,018	17,557	16,836	480	568	-	-	37,5[illegible]	40,4[illegible]
Unallocated revenue										
Total consolidated revenue									38,097	40,751
RESULTS										
Segment result	2,491	10,470	(364)	(2,385)	219	162	-	-	2,[illegible]	8,[illegible]
Unallocated expenses									(3,1[illegible]	(4,0[illegible]
Consolidated entity profit from ordinary activities before income tax										4[illegible]
Income tax (expense)/benefit										(3,[illegible]

+ See chapter 19 for defined terms.

Net profit/(loss)

+ See chapter 19 for defined terms.

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
FOR THE YEAR ENDED 30 JUNE 2003

20. Segment Information – Primary Segment (Cont'd)

Business segments	Medical Diagnostics		Pharmaceuticals		Molecular Biology		Eliminations		Consolidated	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000
ASSETS										
Segment assets	24,367	23,036	14,068	14,919	184	377	(6,850)	(8,428)	31,769	29,904
Unallocated assets									14,016	15,709
Total consolidated assets									45,785	45,613
LIABILITIES										
Segment liabilities	4,626	2,865	14,252	10,699	101	279	(10,812	(7,653)	8,167	6,190
Unallocated liabilities									3,650	4,727
Total liabilities									11,817	10,917
OTHER SEGMENT INFORMATION										
Acquisition of property, plant and equipment, intangible assets and other non-current assets	891	3,352	360	646	-	17	73	(99)	1,324	3,916
Depreciation	469	416	545	491	4	1	41	60	1,059	968
Amortisation	167	213	239	239	-	-	582	581	988	1,033
Non-cash expenses other than depreciation and amortisation	-	-	-	-	-	-	1,216	909	1,216	909

+ See chapter 19 for defined terms.

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
FOR THE YEAR ENDED 30 JUNE 2003

20. SEGMENT INFORMATION – SECONDARY SEGMENT

Geographical segments	North America		Europe		Asia Pacific		Australia and New Zealand		Consolidated	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Segment revenue	7,579	9,974	4,144	7,503	3,258	3,022	22,171	19,923	37,152	40,422
Segment assets	-	-	-	-	-	-	45,713	45,613	45,713	45,613
Other segment information										
Acquisition of property, plant and equipment, intangible assets and other non-current assets	-	-	-	-	-	-	1,056	3,916	1,056	3,916

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	-
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	-

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	ASX Lecture Theatre, Level 5, Riverside Centre, 123 Eagle Street, Brisbane
Date	20 November 2003
Time	10:00 am
Approximate date the +annual report will be available	20 October 2003

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	-

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
✓	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: ______________________________ Date: 9 September 2003
(Company Secretary)

Print name: NEIL IAN LEGGETT

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

+ See chapter 19 for defined terms.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional discbsure is required.

6. **Condensed consolidatedstatement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that

+ See chapter 19 for defined terms.

increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 10*18 must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

+ See chapter 19 for defined terms.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

AGENIX

AGENIX LIMITED
2002 - 2003 Annual Results

Donald Home - Managing Director
Neil Leggett – Chief Financial Officer

September 2003

AGENIX

Contents

AGENiX

2002-03 Highlights

- Strong cash flow and profitability
- ThromboView™ completed Phase Ia trials
  - Identified DVTs in Phase Ib patients
- Milton returns to profitability
- Animal Health US distribution resolved
- Experienced Agen management team now in place

Agenix



Agenix
Agen Biomedical
Human and Veterinary Diagnostics
Milton Pharmaceuticals
OTC and FMCG
Human Health
Animal Health
Molecular Diagnostic Imaging

AGENIX

Agenix Management


Donald Home
Managing Director
Neil Leggett
CFO
Andrew Farrington
General Manager
Milton
Gregg Mastroianni
VP Human Health
Paul Macleman
VP Animal Health
Sue Parry-Jones
VP - Molecular Diagnostic Imaging
Steve Morrison
VP Operations
Robert Herrington
Director Regulatory Quality
Phil Toye
Research Manager

Biographies

Don Home – 15 years with Abbott Laboratories, including 5 in Chicago, USA, 2 years as CEO of Agenix.

Neil Leggett – 16 years Chartered accountancy experience and 12 years senior commercial positions including CFO and Company Secretary roles.

Andrew Farrington – 14 years senior management experience with Woolworths and Unilever and 2 years as General Manager of Colourcorp

Gregg Mastroianni – 32 years experience with J&J in the US, Japan and Europe in national and international Sales and Marketing roles

Paul MacLeman- A Veterinarian with 15 years experience in pharmaceutical/biotech industries, in addition to investment banking roles

Sue Parry-Jones – 20 years experience in the biotechnology/pharmaceutical industry with Bristol-Myers Squibb, Amgen and Schering-Plough

Steve Morrison – 17 years experience with Fauldings/Mayne Pharma in Australia and Puerto Rico in Manufacturing and Quality management

Robert Herrington – 30 years experience in the pharmaceutical industry, mostly with CSL in senior international regulatory roles

Phil Toye –20 years in various research and development positions in the areas of parasitic vaccines and diagnostics at Harvard Medical School and ILRAD

AGENIX

Financial Results 2002-03
Operating Revenue

- Agenix Operating Revenue $36.5 MM
    - Down ($4.0 MM) or (9.8 %)
  - Agen $18.4 MM
    - Down ($4.6 MM) or (20.1%)
  - Milton $17.6 MM
    - Up $0.7 MM or 3.9 %

- Agen down due to re-alignment of US Animal Diagnostic distribution channel

AGENIX

Profit Growth

$'000	1999 Actual	2000 Actual	2001 Actual	2002 Actual	2003 Forecast	2003 Actual
Operating Revenue	18,650	26,595	29,364	40,513	37,818	36,545
EBITDAR	4,422	4,008	7,354	7,535	7,819	5,587
R&D Expensed	2,225	1,599	1,488	1,345	6,414	5,674
EBIT	1,419	949	4,287	4,482	(828)	(990)
Net Profit After Tax	1,074	3,434	4,172	161	(728)	(811)
Cash Flow from Operations before R&D	3,772	2,513	3,390	9,080	6,394	8,993
Net Cash	462	(4,818)	(451)	3,759	4,185	6,455

AGENiX

EBITDAR 2003

$'000	Agen	Milton	Corp	Group
Reported EBITDAR	8,806	970	(4,189)	5,587
Add: Non-recurring items:				
Investment write-offs			1,217	1,217
Pan recall costs (w/off but insurance claim made)		782		782
Redundancy costs	205		198	403
Adjusted EBITDAR	9,011	1,752	(2,774)	7,989

AGENIX

Cash Position
30 June 2003

$'000	Forecast 2003	Actual 2003
Cash	7,205	9,475
Bank Debt*	(3,020)	(3,020)
Net Cash	4,185	6,455
Unused Bank Facility	3,000	3,000#
Available Funds	7,185	9,455
* Excludes Lease Liabilities		# Now $20 million

6 Month Share Price



CIS
AGENIX LIMITED
'AGENIX LTD
ALL ORDS
M.AVERAGE(20)
Compiled By
ASX - Australian Stock Exchange
06/03/2003 - 05/09/2003. produced: 6
3240
2520
2080
1720
1400
1160
1000
960
5000
4000
3000
2000
1000
x 00
$.97
$.76
$.62
$.52
$.42
$.35
$.30
$.29
5000
4000
3000
2000
1000
x 000
6MAR 2003
31MAR 2003
30APR 2003
30MAY 2003
30JUN 2003
31JUL 2003
29AUG 2003
Day last indexed to 1000.0000 on 06/03/2003
1. prices adjusted for issues

Strategic Direction


AGENIX
Milton
Probable Divestment
AGEN Biomedical
Human Health
In vitro diagnostics
Animal Health
In vitro diagnostics + ANZ Third Party Growth
Molecular Diagnostic Imaging
Monoclonal antibody based imaging

AGENIX

Key Market Areas - Human



Human Health
D-dimer
Free Protein S
Acquisitions
Automated- ADM
Manual – Simply Red
Point of Care - Simplify
Automated – Dade Systems (~2000)
Coagulation and other Point of Care

AGENiX

Key Market Areas - Animal



Animal Health
Infectious Diseases
ANZ Distribution
New Point of Care
New Laboratory
Heartworm
Parvo
FeLV / FIV
Agen Products
Heska Products
New Products
Wellness Testing
Chronic Diseases
Infectious Diseases
Emerging Diseases

Animal Health US Update

- Synbiotics distribution agreement terminated in April 2003
- Outstanding balance recovered through legal action
- Signed Vedco Inc. as new distributor in September 2003 - expected to recover revenue and profitability in full this year
- Commenced legal action vs Synbiotics on patent non–infringement in September 2003
- Synbiotics patent expires December 2005

AGENiX

Key Market Areas - MDI


Acquisition/Distribution
MDI
ThromboView® Tc99m → 3B6/22 mab new tag
Oncology
Infectious Diseases

AGENiX

Current DVT Diagnosis

Ultrasound



Limitations
- Below knee
- Obese patients
- Orthopedic surgery
- Asymptomatic DVT
- Recurrent DVT

Strengths
- Non-invasive
- Readily available
- Performed at the bedside

Venography



Limitations
- Side effects
- False positives
- Expensive
- Rarely used

Up to 30% of venograms performed by non-expert radiologists are technically inadequate

No one technique meets clinical requirements

AGENIX

Current PE Diagnosis

V/Q Scan


Lung Perfusion
Rt Lat
Anterior
Lt Lat
LPO
Posterior
RPO

Limitations
- High number of non-diagnostic scans requiring further evaluation in majority of patients

Strengths
- Safe and essentially non-invasive
- Generally available
- Familiarity

Pulmonary Angiography



Limitations
- Invasive
- Costly
- Limited use
- Potential for morbid complications

Strengths
- To date most accurate diagnostic

Spiral CT



Limitations
- Renal insufficiency
- Visualisation of small clots
- Patients with inability to breathhold
- Contrast allergy

Strengths
- Visualise the clot
- Fast
- Essentially non-invasive

AGENIX

ThromboView® Market Opportunity


US DVT Imaging Diagnostics Market
2001/2002
n = 2,390,677
Venography : 127,458
1%
5%
0%
CT Pelvis: 4,158
Acutect : 12,398
94%
CUS : 2,246,663
CUS
AcuTect
Combined Venography & Arteriography
CT Pelvis

Source: Arlington Medical Resources, Inc (2003)



Nuclear Medicine – Gamma Camera



Ultrasound



CT Scan


US PE Imaging Diagnostics Market
2001/2002
n = 2,513,096
PA: 49, 396 2%
0%
MRA:3,244
V/Q: 884,834
35%
CT: 1,575,622
63%
V/Q Scan
CT Scan
Pulmonary Angiography
MRA

Source: Arlington Medical Resources, Inc 2003

AGENIX

ThromboView®


Tc99m



X4,200 magnification

How ThromboView® Works



- DD3B6 specifically targets the epitope at the DD site of cross-linked fibrin with known high affinity.
- DD3B6 does not bind to circulating fibrinogen, fibrinogen degradation products or fibrin monomer.
- Since cross-linked fibrin is the hallmark of formed thrombus, targeting of the D-dimer site allows specific localization of clot by 3B6.

AGENIX

Phase Ib DVT



TV-03A-01
10Jul2003
ROYAL BRISBANE HOSPITAL
A_DIST_45M
A_DIST_2H
A_DIST_4H
P_DIST_45M
P_DIST_2H
P_DIST_4H
0
67

AGENIX

ThromboView® Timeline



Phase I
Phase II
Phase III
Regulatory approval and commercialisation
CTX
First Patient
Phase Ia comp.
First DVT
Phase I comp
IND
Phase II start
Phase II finish
Phase III start
Phase III finish
NDA
12/02
3/03
6/03
7/03
Qtr 1/04
Qtr 1/04
Qtr 2/04
Qtr 1/05
Qtr 1/05
Qtr 1/06
Qtr 4/06
Qtr 1/07

AGENiX

Plan Summary 2003/04

- Commence ThromboView® Phase II trials in the US and Canada
- Drive US Animal Health Sales
- Restructure Human Health sales channels
- Actively seek out acquisition/growth opportunities